Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 15, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

METALLICA RESOURCES INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for METALLICA RESOURCES INC.

1.	ISIN:	CA59125J1205
	CUSIP:	59125J120

2.	Date Fixed for the Meeting:	June 17, 2008

3.	Record Date For Notice:	May 16, 2008

4.	Record Date For Voting:	May 16, 2008

5.	Beneficial Ownership Determination Date:	May 16, 2008

6.	Classes or Series of Securities that entitle the
	holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the
	holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

/s/ Margaret Wolyniec
Margaret Wolyniec
Administrator, Client Services